Exhibit 99.2

Graphex Group Retains Maxim Group to Explore U.S. Spinoff of its Graphex Technologies Business

The international technology company moves to accelerate its growth strategy to domesticate North American graphite supply via a standalone US company.

Royal Oak, Michigan — June 20, 2023 — Graphex Group Limited, together with its wholly owned US subsidiary, Graphex Technologies, LLC (“Graphex” or the “Company”) (NYSE American: GRFX | HKSE: 6128), a multinational technology company focused on the development of technologies and products to enhance renewable energy, is pleased to announce that it has engaged the services of New York City-based investment bank and financial advisory firm, Maxim Group LLC (“Maxim”). Maxim will provide financial advisory services in relation to the potential spinoff of Graphex Technologies, LLC. The terms and conditions of any spinoff will be determined after analysis by Maxim.

Graphex is a global leader in mid-stream processing of natural graphite, specializing in the production of high-quality anode materials for use in Lithium-ion (Li-ion) batteries that are widely utilized in electric vehicles and renewable energy storage systems.

“We are very pleased to retain the team of experienced professionals at Maxim to advise us in this process,” commented John DeMaio, Graphex’s President and CEO of Graphex Technologies. “With the EV industry in North America moving purposefully to establish domestic supply chains for critical minerals such as graphite for Li-ion EV batteries, we believe that a spin-off of a standalone US entity may help to accelerate the growth and development of our global graphene business by facilitating access to additional investors, incentives, and other financing sources and by providing clarity to our industry partners and customers. We believe that a spin-off may also help us to unlock the underlying value of Graphex Technologies in the U.S. securities market, particularly with respect to the institutions, funds, and investors who are most interested in investing in businesses and companies that are domiciled in the U.S. We look forward to working with Maxim and sharing our vision with potential investors in this unique opportunity.”

Our goal in spinning off Graphex Technologies, is to create an independent U.S. entity focused on the rapidly growing market for Li-ion battery materials. We believe that allowing each business to concentrate on its core competencies and capitalize on specific market opportunities may enhance shareholder value.

About Maxim Group LLC

Founded in 2002, Maxim is a leading full-service investment bank, securities and wealth management firm headquartered in mid-town Manhattan providing a comprehensive array of financial services including investment banking, global institutional sales, equity research, fixed income and derivative sales & trading, merchant capital, private wealth management, and prime brokerage services to a diverse range of corporate clients, institutional investors and high-net-worth individuals. Maxim is a registered broker-dealer with the U.S. Securities and Exchange Commission and the Municipal Securities Rulemaking Board (MSRB).

About Graphex

Graphex is a multinational technology company focused on the development of technologies and products to enhance renewable energy, particularly the refining of natural spherical graphite, synthetic graphite, and graphene-related products - key components in EVs/Lithium-ion batteries as well as in other uses. Graphex has extensive commercial experience in the deep processing of graphite and producing battery grade graphite anode material. Current production is 10,000 tonnes per annum (tpa) with a current expansion underway to increase production to 30,000 tpa within the next 12 months. Graphex intends to further expand existing operations to 55,000 tpa over the next three years. Graphex is currently among the top suppliers of specialized graphite anode material to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection. Graphex’s strategy is to expand its operations globally to support energy transition and electrification efforts worldwide.

Forward Looking Statements

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties. Information from third sources identified in this release is based on published reports for such information and we have assumed the accuracy of such reports without independent investigation or inquiry. This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Corporate:

Graphex Group
info@graphexgroup.com
www.graphexgroup.com

Investor Relations:

RedChip Companies, Inc.
Dave Gentry

1-800-733-2447
grfx@redchip.com

Public Relations:

FischTank PR
Graphex@fischtankpr.com